Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-217785

October 11, 2018

GOLD FOR PORTFOLIOS GLD® SPDR® Gold Shares GLDW SPDR® Long Dollar Gold Trust ).&/ SPDR® Gold MiniShares

WHY CONSIDER INVESTING IN GOLD? Gold is both an investment and a consumer good. Global economic growth, income growth, monetary policy and market volatility drive demand. A strategic allocation to this unique asset class may help an investor to pursue the following potential benefits of gold: Long-term Returns Since 1971, when President Nixon removed the US dollar from the Gold Standard, the price of gold has increased from $43.28/oz. to $1323.85/oz. at the end of March 2018, or a compounded annual growth rate of 7.79 percent per year.1 Gold’s prices are influenced by a diverse set of global drivers in pro-cyclical and counter-cyclical markets. )TGCVGT &KXGTUKÆœECVKQP Gold’s historically low or negative correlation to other asset classes means the potential for greater diversification that could potentially lower portfolio volatility, enhance overall risk-adjusted returns and preserve purchasing power. Improved Risk-Adjusted Returns Because gold has historically tended to rise during stock market pullbacks, a strategic allocation to gold in a multi-asset class portfolio may help temper the impact of market volatility and reduce portfolio drawdown. &GGR .KSWKFKV[ The average daily turnover of gold is over $250 billion, equivalent to $62 trillion per year. That makes the gold market larger than that of many stocks and bonds.2 An investment in any combination of GLD, GLDW and GLDM entails a risk of loss and the diversification offered by the Funds does not ensure a profit or guarantee against loss. 1 Bloomberg Finance L.P., State Street Global Advisors, August 13, 1971–March 31, 2018. 2 Source: A study carried out by London Bullion Market Association BOE{PWFSTFFO CZ UIF #BOL PG &OHMBOE BOE UIF ‘JOBODJBM $POEVDU “VUIPSJUZ GFMS-Thomson Reuters, date as of December 31, 2017. 2 % Compounded annual growth rate for LBMA Gold Price PM since 19711 Gold’s Historically Relatively Low or Negative Correlation with Equity and Bond Markets Since 2000 US Corporate 0.27 US Aggregate Bonds 0.29 European -0.09 US 0.01 Global 0.12 Japanese -0.08 -1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0 „ Major Bond Markets „ Major Equity Markets Source: Bloomberg Finance L.P., State Street Global Advisors, data from January 1, 2000 to March 31, 2018. Correlations are calculated from monthly returns in USD. Asset classes represented by the following indices — Japanese: MSCI Japan Index; Global: MSCI AC World Daily Index TR; US: S&P 500; European: MSCI Europe Index; US Aggregate Bonds: Bloomberg Barclays US Aggregate Bond Index TR; US Corporate: Bloomberg Barclays US Corporate Bond Index TR Gold’s Historical Performance in Market Downturns % 40 20 0 -20 -40 -60 Global Sovereign Debt Sovereign Debt Debt Ceiling Brexit Financial Crisis Crisis I Crisis II Crisis „ LBMA Gold Price PM „ Bloomberg Commodity Index „ Bloomberg Barclays 7–10 Yr Treasury Index „ Bloomberg Barclays US Aggregate Bond Index „ MSCI All Country World Index „ US Dollar Index Source: Bloomberg Finance L.P., State Street Global Advisors, as of March 31, 2018. Notes: Global Financial Crisis: 11/30/2007–3/31/2009; Sovereign Debt Crisis I: r 4PWFSFJHO %FCU{$SJTJT ** r %FCU $FJMJOH Crisis: 7/22/2011–8/8/2011; Brexit: 6/22/2016–6/27/2016. Past performance is not C IWCTCPVGG QH|HWVWTG TGUWNVU 2GTHQTOCPEG CDQXG FQGU PQV TGÆGEV EJCTIGU and expenses associated with the fund or brokerage commissions CUUQEKCVGF YKVJ DW[KPI CPF UGNNKPI GZEJCPIG VTCFGF HWPFU 2GTHQTOCPEG CDQXG KU PQV OGCPV VQ TGRTGUGPV VJG RGTHQTOCPEG QH CP[ KPXGUVOGPV RTQFWEV 1FSGPSNBODF EBUB BCPWF{EFSJWFE GSPN UPUBM{SFUVSO JOEJDFT

3 SPDR ETFS MAKE IT EASY TO ACCESS GOLD

GLD®

The Largest Gold ETF that Democratized Access to Gold

When the SPDR® Gold Shares (GLD) launched in November 2004, it gathered $1 billion in assets under management in just three days. Today, as the largest gold-backed ETF in the world in terms of AUM,[3] GLD is designed to offer all investors easy and relatively highly liquid access to the gold market.

GLDW

Gold for a Strong Dollar Environment

Launched January 31, 2017, the SPDR® Long Dollar Gold Trust (GLDW) is designed to offer investors the potential benefits of using gold as a strategic portfolio diversifier while countering the historically negative correlation between a strengthening U.S. dollar and gold prices.

GLDM

Our Lowest Cost Gold ETF

Launched June 26, 2018, the SPDR Gold MiniShares Trust (GLDM) is designed to offer the potential benefits an allocation to gold may bring to a properly balanced portfolio at the lowest total expense ratio (TER) of any SPDR gold ETF.

An investment in any combination of GLD, GLDW and GLDM entails a risk of loss and the diversification offered by the Funds does not ensure a profit or guarantee against loss.

Family of SPDR Gold ETFs

	GLD	GLDW	GLDM
Strategy	Long Gold	Tracking the performance of the Solactive GLD® Long USD Gold Index (long gold, long USD versus basket of certain non-US currencies)	Long Gold
Expense Ratio (%)	0.40	0.50	0.18
Physically Backed Gold	Yes	Yes	Yes
Fund Type	Grantor Trust	Grantor Trust	Grantor Trust
Price at Inception	1/10th oz of gold in USD[4]	1/10th oz of gold in USD[5]	1/100th oz of gold in USD[6]
Tracks	Price of gold in USD	Solactive GLD® Long USD Gold Index	Price of gold in USD
NAV Gold Benchmark	LBMA Gold Price PM	LBMA Gold Price AM	LBMA Gold Price PM
Currencies in Basket	N/A	EUR (57.6%), JPY (13.6%), GBP (11.9%), CAD (9.1%), SEK (4.2%) and CHF (3.6%)	N/A
Storage	HSBC Bank Plc, in London	HSBC Bank Plc, in London	ICBC Standard Bank Plc, in London

[3] Source: Bloomberg Financial L.P. & State Street Global Advisors. Data as of April 30, 2018.
[4] The amount of gold backing each share decreases over time based on the daily accrual of the sponsor fee.
[5] The amount of gold backing each share will change over time. It will decrease based on the daily accrual of the sponsor fee, but it may increase (decrease) based on the daily outperformance (underperformance) of the USD versus the basket of currencies.
[6] Figure provided is expected price at inception. The amount of gold backing each share decreases over time based on the daily accrual of the sponsor fee.

State Street Global Advisors 3

ssga.com | spdrs.com Important Risk Information Investing involves risk, and you could lose money on an investment in each of SPDR Gold Shares Trust (“GLD”), SPDR Gold MiniSharesSM Trust (“GLDMSM”), a series of the World Gold Trust, and SPDR Long Dollar Gold Trust (“GLDWSM”), a series of the World Gold Trust (together, the “Funds”). ETFs USBEF MJLF TUPDLT BSF TVCKFDU UP JOWFTUNFOU SJTL VDUVBUF JO NBSLFU WBMVF BOE may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well BT{USBEJOH BDUJWJUZ PG TQFDVMBUPST BOE BSCJUSBHFVST JO UIF VOEFSMZJOH DPNNPEJUJFT GLDW is subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). U.S. regulation of swap agreements is rapidly changing and is subject to further regulatory developments which could be adverse to GLDW. GLDW’s swap agreements will be subject to counterparty risk and liquidity risk. Currency exchange rates between the U.S. dollar and nonU.S. currencies NBZ VDUVBUF TJHOJDBOUMZ PWFS TIPSU QFSJPET PG UJNF BOE NBZ DBVTF UIF WBMVF PG (-%8nT{JOWFTUNFOUT UP EFDMJOF GLDW is a passive investment vehicle that is designed to track the Index. GLDW’s performance may deviate from changes in the levels of its Index (i.e., create “tracking error” between GLDW and the Index) for a number of reasons, such as the fees and expenses of GLDW, which are not accounted for by the Index. ‘SFRVFOU USBEJOH PG&5’T DPVME TJHOJDBOUMZ JODSFBTF DPNNJTTJPOT BOE PUIFS DPTUT such that they may offset any savings from low fees or costs. %JWFSTJDBUJPO EPFT OPU FOTVSF B QSPU PS HVBSBOUFF BHBJOTU MPTT +PXGUVKPI KP EQOOQFKVKGU GPVCKNU UKIPKECPV TKUM CPF KU PQV CRRTQRTKCVG HQT|CNN|KPXGUVQTU Important Information Relating to SPDR Gold Trust (“GLD”), SPDR|)QNF|/KPK5JCTGU5/ 6TWUV p).&/5/”) and SPDR Long Dollar )QNF|6TWUV p).&95/”): 6JG 52&4 )QNF 6TWUV p).&q JCU NGF C TGIKUVTCVKQP UVCVGOGPV KPENWFKPI a prospectus) with the Securities and Exchange Commission (“SEC”) for ).& 6JG 9QTNF )QNF 6TWUV JCU NGF C TGIKUVTCVKQP UVCVGOGPV KPENWFKPI C|RTQURGEVWU YKVJ VJG 5’% HQT GCEJ QH ).&/ CPF ).&9 6JG 9QTNF )QNF 6TWUV JCU CNUQ NGF VJG RTQURGEVWU HQT ).&9 YKVJ VJG 0CVKQPCN (WVWTGU #UUQEKCVKQP $GHQTG [QW KPXGUV [QW UJQWNF TGCF VJG RTQURGEVWU KP VJG TGIKUVTCVKQP UVCVGOGPV CPF QVJGT FQEWOGPVU GCEJ (WPF JCU NGF YKVJ VJG 5’% HQT OQTG EQORNGVG KPHQTOCVKQP CDQWV GCEJ (WPF CPF VJGUG QGTKPIU Please see each Fund’s prospectus for a detailed discussion of the risks QH KPXGUVKPI KP GCEJ (WPFoU UJCTGU 6JG ).& RTQURGEVWU KU CXCKNCDNG D[ ENKEMKPI JGTG VJG ).&/|RTQURGEVWU KU CXCKNCDNG D[ ENKEMKPI JGTG CPF VJG ).&9 RTQURGEVWU KU CXCKNCDNG D[ ENKEMKPI JGTG ;QW OC[ IGV VJGUG FQEWOGPVU HQT HTGG D[ XKUKVKPI ‘&)#4 QP VJG 5’% YGDUKVG CV UGE IQX QT D[|XKUKVKPI URFTIQNFUJCTGU EQO #NVGTPCVKXGN[ VJG (WPFU QT CP[ CWVJQTK\GF RCTVKEKRCPV YKNN CTTCPIG VQ|UGPF|[QW VJG RTQURGEVWU KH [QW TGSWGUV KV D[ ECNNKPI None of the Funds is an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). As a result, shareholders of each Fund do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. GLD and GLDM are not subject to regulation under the CEA. As a result, shareholders of each of GLD and GLDM do not have the protections afforded by the CEA. 4IBSFT PG FBDI ‘VOE USBEF MJLF TUPDLT BSF TVCKFDU UP JOWFTUNFOU SJTL BOE XJMM VDUVBUF in market value. The values of GLD shares and GLDM shares relate directly to the value of the gold held by each Fund (less its expenses), respectively. Fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. (-%8 TIBSFT USBEF MJLF TUPDLT BSF TVCKFDU UP JOWFTUNFOU SJTL BOE XJMM VDUVBUF JO market value. The value of GLDW shares relates directly to the value of the gold held by GLDW (less its expenses) and the value of a basket (“FX Basket”) comprising the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc (“Reference Currencies”) against the U.S. dollar. A decline in the price of gold and/or an increase in the value of the Reference Currencies comprising the FX basket against the U.S. dollar could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold and the price of each Reference Currency against the U.S. dollar represented by them. None of the Funds generate any income, and as each Fund regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Fund share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or SFMJBODF PO UIJT NBUFSJBM 8PSME (PME $PVODJM JT BO BGMJBUF PG UIF 4QPOTPS PG FBDI PG{(-% (-%. BOE (-%8 GLD is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. MiniSharesSM, GLDMSM and GLDWSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. Standard& Poor’s, S&P and SPDR are registered trademarks of Standard& Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and UIFTF{USBEFNBSLT IBWF CFFO MJDFOTFE GPS VTF CZ 4 1 %PX +POFT *OEJDFT $ 41%+* and sublicensed for certain purposes by State Street Corporation. State Street $PSQPSBUJPOnT OBODJBM QSPEVDUT BSF OPU TQPOTPSFE FOEPSTFE TPME PS QSPNPUFE CZ 41%+* %PX +POFT 4 1 UIFJS SFTQFDUJWF BGMJBUFT BOE UIJSE QBSUZ MJDFOTPST BOE OPOF{PG TVDI QBSUJFT NBLFT BOZ SFQSFTFOUBUJPO SFHBSEJOH UIF BEWJTBCJMJUZ PG JOWFTUJOH{JO TVDI QSPEVDUT OPS EP UIFZ IBWF BOZ MJBCJMJUZ JO SFMBUJPO UIFSFUP Important Information Relating to Solactive GLD Long USD Gold Index: GLDW is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the Index value at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards GLDW, Solactive AG has no obligation to point out errors in the Index to third parties including but not MJNJUFE UP JOWFTUPST JO BOE PS OBODJBM JOUFSNFEJBSJFT USBOTBDUJOH JO PS XJUI (-%8 Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trademark for the purpose of use in connection with GLDW constitutes a recommendation by Solactive AG to invest capital in GLDW nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment JO{(-%8 (QT OQTG KPHQTOCVKQP RNGCUG EQPVCEV VJG /CTMGVKPI #IGPV HQT ).& ).&/ and GLDW: State Street Global Advisors Funds Distributors, LLC, One Iron 5VTGGV $QUVQP /# 6 URFTIQNFUJCTGU EQO State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA 02210 Not FDIC Insured No Bank Guarantee May Lose Value 2018 State Street Corporation. All Rights Reserved. ID14459-2144359.1.3.AM.RTL 1018 Exp. Date: 06/30/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.